Exhibit 99.11

March 23, 2023

Adani: TotalEnergies Publishes its Full Response to
Le Monde French Newspaper

Contrary to Le Monde French newspaper’s assertion that our Company refused to respond to so-called accusations, we are publishing the exhaustive answers we gave to Le Monde in the context of the preparation of its article on the Adani Group.

1)	Indian stock market regulations require that publicly listed companies have a float of at least 25%. According to Hindenburg Research, this rule was clearly not complied with in the case of Adani Gas, since TotalEnergies was only able to acquire 559 shares of Adani Gas when it wanted to acquire 277 million shares in 2019 via a public offer. This suggests that, at the time, there was not a float and that the capital was actually controlled by disguised Adani subsidiaries registered in Mauritius. Didn't you find it odd that the offer was not taken up? Why didn't you alert the stock market authorities?

The acquisition of a 37.4% interest in Adani Gas Limited (now Adani Total Gas Limited) was carried out in compliance with Indian stock market rules, notably as concerns price, through a primary and secondary offer. Following discussions with Adani, a public offer to buy shares was launched at a price similar to the one agreed upon with Adani, which was 10% below the market price. It is therefore not surprising that there was not much take up for the public offer. In addition, it should be noted that from one public offer to buy part of the shares of a company to another, free-float shareholders frequently hold onto their shares, thinking that they will rise in value as a result of the public offer and the arrival of a new heavyweight industrial investor.

2)	In late 2022, the stock price of Adani Total Gas had risen twenty-fold since TotalEnergies' became a shareholder. This rise was exceptional, even abnormal, given the sector's performance over the same period, particularly for utilities. How do you explain this increase? Didn't you ever suspect the price was being manipulated?

TotalEnergies invested in Adani Gas to develop our LNG sales in India, not to generate stock market gains. The share price trend was therefore never a consideration for TotalEnergies, and it had no impact on the strategy or financial performance of Adani Gas, since the company did not issue any new shares. That said, it should be noted, first, that the valuation of Indian energy companies follows its own logic, based on their growth potential and the limited investment opportunities in the Indian energy sector. It is therefore difficult to compare with the global utilities sector. Second, the Indian stock market authorities did not report any irregularities that could have alerted us.

3)	Hindenburg Research accuses you of closing your eyes to these irregularities, or worse, being complicit. What do you say to them?

Hindenburg Research has not made any accusations against TotalEnergies, and we would appreciate your telling us what allows you to affirm that they have. As we indicated in our response to your first question, the acquisition of our 37.4% interest in Adani Gas Limited was carried out in compliance with Indian stock market regulations. TotalEnergies has not bought or sold Adani Total Gas Limited shares since this acquisition.

March 23, 2023

4)	Why did you choose to invest in Adani when, in 2019 – the year you decided to invest in Adani Gas –, many specialists, quoted in numerous news articles, warned about the Group's virtual bankruptcy and opaque financing in tax havens?

TotalEnergies did not invest in the Adani group but rather in three specific subsidiaries, including publicly-listed Adani Gas and Adani Green, that corresponded to TotalEnergies' strategy to develop in gas and renewables. These two energies are experiencing strong growth in India as a result of the country's desire to diversify its energy mix as part of its energy transition and policy to limit CO2 emissions. These two companies are backed by tangible, solid assets that generate stable, growing cash flow. They are able to meet their financial commitments. In addition, they make no use of tax havens in conducting their business.

Lastly, it should be noted that TotalEnergies’ investments in Adani’s entities were undertaken in full compliance with applicable – namely Indian – laws, and with TotalEnergies’ own internal governance processes. The due diligence, which were carried out to TotalEnergies’ satisfaction, were consistent with best practices, and all relevant material in the public domain was reviewed, including the detailed disclosures to regulators required under applicable laws.

5)	Were you pressured in any way politically to invest in the Adani group rather than in another Indian company? Did you negotiate with anyone else before choosing Adani?

No, TotalEnergies was not pressured in any way. In 2017-2018, TotalEnergies reviewed several possible public and private partnerships in India, in light of the huge potential of the country's energy market. In 2018, TotalEnergies decided to develop an industrial partnership with the Adani group given Adani’s skills, desire to grow in gas and renewables, and interest in partnering with an international company like ours.

6)	Are the Adani group's operations, notably in Australia, where a coal mine threatens the Great Barrier Reef, compatible with TotalEnergies' environmental commitments?

TotalEnergies has no partnerships with Adani in coal, an energy from which TotalEnergies definitively exited in 2015. TotalEnergies' partnership with Adani is limited to gas and renewables in India. This partnership has made it possible to accelerate investments in renewables and gas distribution in India, a country still heavily dependent on coal. It therefore fits in perfectly with our strategy of supporting our partners in their energy transition and in decarbonizing their energy mix.

7)	How much value have your interests in the Adani group lost since Hindenburg Research released its report?

TotalEnergies' investment in our interests stood at $3.1 billion at 31 December 2022, equivalent to 2.4% of the Company's capital employed. Because these companies are accounted for by the equity method, TotalEnergies did not revalue its interests in publicly-listed ATGL and AGEL in its accounts in connection with the increase in the share price. That said, at the current price, these interests would be worth $5.1 billion, which is still a significant capital gain.

8)	Does your 5.3 GW of installed renewable capacity in India at end-2022 correspond to 20% of Adani Green's gross capacity (Adani Green is a subsidiary of Adani in which TotalEnergies holds a 20% interest)?

TotalEnergies' renewable capacity in India also includes projects that Total Eren (in which TotalEnergies holds a 30% interest) is developing in partnership with EDF.

March 23, 2023

9)	At end-2022, India accounted for 1 GW of TotalEnergies' gross renewable capacity under construction. Is all this capacity linked to the Adani group? If so, is any of it compromised by the Adani group's current difficulties?

Same as above. in addition, Adani Green's renewable projects in production and under development in india are very solid; they are producing energy and generating revenue. There is therefore no reason to halt assets in production or projects under construction. Our investment in india is industrial, not financial.

10)	At end-2022, India accounted for 4.5 GW of TotalEnergies' gross renewable capacity under development. Is all this capacity linked to the Adani group? If so, is any of it compromised by the Adani group's current difficulties?

TotalEnergies' renewable capacity in india also includes projects that Total Eren (in which TotalEnergies holds a 30% interest) is developing in partnership with EDF. it is too early to say if the pace of Adani Green's growth needs to be revised.

11)	Why did you suspend your participation in the Adani project related to hydrogen? Have you evaluated the cost of a possible cancellation? What conditions have you set for making a decision on whether or not to withdraw from the project?

TotalEnergies announced that it wanted to acquire a 25% interest in Adani New industries Limited (ANiL) in June 2022. The agreement was not yet finalized. On February 8, 2023, TotalEnergies announced that it was pausing the transaction until an independent review ordered by the Adani group and an investigation by the indian government released their findings. This was a logical decision of prudence. At this stage, TotalEnergies had recorded only very limited study-related expenses for this project.

12)	For renewable energies, why do you talk about "gross capacity" rather than net? What criteria do you use to define a project as "in development' or "under construction"?

Generally speaking, we talk about gross capacity and net production, as is common practice in the energy industry.

That said, we also disclose the Company's net renewable portfolio all countries combined, which comes to 45.5 GW (see below). in Adani Green's case, we only account for 20% of the company's gross capacity. So gross is equal to net.

TotalEnergies assigns its renewable projects to three categories, depending on their maturity:

»	Installed capacity is the most advanced stage. These projects have been commissioned and are operational.
»	Capacity under construction is the intermediate stage. These projects are under construction but don't yet produce electricity.
»	Capacity under development refers to projects that have been identified and are part of the TotalEnergies portfolio, but that are not yet under construction. There may still be studies to complete or permits to be obtained.

March 23, 2023

13)	Do the recent revelations about the Adani group impact your strategy in India in gas (notably LNG) and retailing (service stations)?

India has huge needs for reliable, affordable, low carbon energy. It remains a market full of opportunities. In particular, India is a promising market for LNG, and the Dhamra terminal will be commissioned in the coming months. We do not have any ambition in the service station sector in India.